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                          June 6, 2024

       Brian R. Evans
       President
       The GEO Group, Inc.
       4955 Technology Way
       Boca Raton, Florida 33431

                                                        Re: The GEO Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 31, 2024
                                                            File No. 333-279897

       Dear Brian R. Evans:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Esther L. Moreno, Esq.